Exhibit 7.6

TERMINATION AGREEMENT

THIS AGREEMENT effective the 31st day of December, 2003.

AMONG:

MINERA ANDES INC.

(hereinafter referred to as “MAI”)

A N D:

MINERA ANDES S.A.

(hereinafter referred to as “MASA”)

A N D:

N.A. DEGERSTROM, INC.

(hereinafter referred to as the “NAD”)

WHEREAS pursuant to an asset and share acquisition agreement dated March 8, 1995 among N.A. Degerstrom, Inc. (“NAD”), Minera Andes S.A. (“MASA”), Minera Andes Inc. (“MAI”), NAD S.A. (“NADSA”), Brian Gavin, Jorge Vargas, Enrique Rufino Marzari Elizalde to MACI (the “Asset Agreement”) NAD was granted a right of first refusal (“ROFR”) to bid on any development and production on the properties covered by the Asset Agreement;

AND WHEREAS pursuant to a settlement agreement dated December 2, 2003 (“Settlement Agreement”) NAD has agreed to, among other things, terminate the operating agreement dated March 15, 1995 among MAI, NADSA, MASA and NAD;

AND WHEREAS because the parties have terminated other parts of their relationship, they would also like to terminate the ROFR found in clause 8 of the Asset Agreement;

NOW THEREFORE this agreement witnesses that in consideration of the covenants, agreements, warranties and payment hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

1.	NAD hereby agrees to the termination of Article 8 of the Asset Agreement.

2.

NAD hereby remises, releases and forever discharges MAI and MASA of and from all actions, causes of actions, suits, debts, duties, accounts, bonds, covenants, contracts, claims and demands whatsoever which NAD now has or hereafter can, shall, or may have, for or by reason of, or in any way arising out of any cause, matter, contract or thing existing up to the date of this agreement, for and by reason of and in any way arising out of NAD’s holding of the ROFR.

3.	This agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

4.	Any provision of this Agreement which is invalid or unenforceable shall not affect any other provision and shall be deemed to be severable.

5.	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and shall be effective as of the formal date hereof.

6.	This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

7.	This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, U.S.A.

8.	The parties hereto hereby attorn to the non-exclusive jurisdiction of the Courts of the State of Washington, U.S.A.

9.	This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written. Execution and delivery of counterparts of this Agreement by facsimile by any party shall be binding on all parties to this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their duly authorized officers on the dates hereinafter set forth.

MINERA ANDES INC.

Per:	/s/ ALLEN V. AMBROSE

MINERA ANDES S.A.

Per:	/s/ BRIAN GAVIN

N.A. DEGERSTROM, INC.

Per:	/s/ JAMES A. FISH, V.P.

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